Crane Harbor Acquisition Corp.

1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

April 23, 2025

VIA EDGAR

Claudia Rios

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. Registration Statement on Form S-1 Filed February 12, 2025 File No. 333-284852

Dear Ms. Rios:

Reference is made to our letter, dated April 21, 2025, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 23, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Thomas C. Elliott
Thomas C. Elliott Chief Financial Officer